SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15


                                                   Commission File Number 0-340


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         West Texas Utilities Company
            (Exact name of registrant as specified in its charter)

                              301 Cypress Street
                            Abilene, TX 79601-5820
                                 (915)674-7000
    (Address,    including zip code, and telephone  number,  including area code of registrant's principal executive offices)

                  Cumulative Preferred Stock, $100 par Value (Title of each class of securities covered by this Form)

                             First Mortgage Bonds
                             --------------------
                       Series P, 7-3/4% due June 1, 2007
                     Series Q,  6-7/8%  due  October  1,  2002  Series R, 7% due
                       October 1, 2004
                     Series S, 6-1/8% due  February 1, 2004 Series T, 7-1/2% due
                      April 1, 2000
                     Series U, 6-3/8% due October 1, 2005 (Title of each class of securities for which a duty to file reports under section 13(a) or 15(d) remains)
                        -------------------------------

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)            [x]         Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(1)(ii)           [ ]         Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(i)            [ ]         Rule 12h-3(b)(2)(ii)            [ ]
Rule 12g-4(a)(2)(ii)           [ ]         Rule 15d-6                      [ ]
Rule 12h-3(b)(1)(i)            [x]

Approximate number of holders of record as of the certification or notice date: 217
       ---

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                               By: /s/ John F. Di Lorenzo, Jr.___
                               Name:  John F. Di Lorenzo, Jr.
                               Title:      Secretary


Date:  January 22, 2001